FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                 April 30, 2004

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No X
                                     ---      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-_______

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376,
333-108441-01, 333-109309, 333-110904, 333-113194-01 and 333-114973), as
amended, and the Registration Statements on Form F-4 (Registration Statement Nos. 333-108462 and 333-113786), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

Cautionary Statement Concerning Forward-Looking Statements

This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "continue" and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and strategic alliances; estimated demand for the commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry and unpredictability of the weather; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

The following is a summary of the unaudited consolidated results of Bunge Limited for the first quarter of 2004.


   >  Financial Highlights

          (In millions, except per share data and percentages)
      --------------------------------------------------------------------------

                                            First Quarter Ended        Percent
                                           ----------------------
                                           3/31/04        3/31/03      Change
      --------------------------------------------------------------------------

      Volumes (metric tons)                   23.8           22.9          4%

      Net sales                             $5,739         $4,842         19%

      Net income                               $70            $40         75%

      Earnings per share(1)                  $0.65          $0.40         63%
      --------------------------------------------------------------------------

Bunge's results included certain gains and charges that may be of interest to investors. These items totaled $3 million, or $.03 per share, in the quarter ended March 31, 2004, and $(1) million, or $(.01) per share, in the quarter ended March 31, 2003. These gains and charges are detailed in the attached schedule titled "Additional Financial Information."

   >  2004 First Quarter Results

Agribusiness

Agribusiness benefited from solid volume growth and improvements in margins, assisted by effective risk management. Efficiency improvements in logistics, favorable effects from freight risk management programs and better than expected margins in North America also contributed. Selling, general and administrative expenses (SG&A) increased compared to the first quarter of 2003 primarily due to increases in employee compensation and the appreciation of the Brazilian real. Interest expense increased, primarily due to an increase in inventory levels associated with higher commodity prices.


Fertilizer

Higher average selling prices for fertilizer offset weaker volumes. Volumes in the first quarter of 2003 benefited from farmers' accelerated purchases, which did not occur in 2004. Higher international prices for fertilizer raw materials boosted local selling prices and increased margins on local production, which is priced to import parity. SG&A increased, primarily due to the appreciation of the Brazilian real, increased labor and fiscal provisions and salary increases.



----------
(1) Earnings per share numbers are reported on a fully diluted basis, which includes approximately 7.78 million common shares issuable upon conversion of Bunge's 3.75% convertible notes due 2022. The convertible notes became convertible as of March 31, 2004. See Note (2) of the footnotes to the "Consolidated Statements of Income" for more information.

Edible Oil Products

For comparative purposes, the results of the edible oil segment are presented below for the first quarter of 2004 and for the first quarter of 2003 including the results of Lesieur, which was sold to our Saipol joint venture in July 2003, and the results of Lesieur for the first quarter ended March 31, 2003.


      -------------------------------------------------------------------------------------
                                                            First Quarter Ended
                                                  -----------------------------------------
                                                                As Reported        Lesieur
      (In millions, except volumes)                   3/31/04       3/31/03        3/31/03
      -------------------------------------------------------------------------------------
      Volumes (in thousands of metric tons)               714           859            157
      Net sales                                          $542          $536           $156
      Segment operating profit                            $17           $17             $6
      -------------------------------------------------------------------------------------


Edible oil results benefited from margin improvements in Bunge's Eastern European businesses. These improvements were partially offset by increases in raw material costs, primarily soybean oil.


Milling Products

Milling products results benefited from higher margins and sales volumes in Bunge's corn milling business and higher margins in Bunge's wheat milling business.


Financial Costs

Interest income decreased, primarily due to lower interest rates in Brazil. Interest expense declined despite increases in average borrowings for the first quarter of 2004, compared to the same period in 2003, primarily due to lower average interest rates on long-term borrowings. During 2003, the company replaced long-term debt assumed in the acquisition of Cereol in 2002 and long-term debt maturing in 2003 with lower interest rate debt.

Foreign exchange losses and related hedging costs, incurred primarily on the net U.S. dollar-denominated monetary liability position of Bunge's Brazilian subsidiaries, were $16 million in the first quarter of 2004, compared to foreign exchange gains of $7 million in the same period last year. The Brazilian real depreciated 1% in value against the U.S. dollar in the first quarter of 2004, as compared to a 5% appreciation in the same period last year.


Other Income (Expense) - net

In March 2004, Bunge exchanged its Brazilian domestic retail flour assets for J. Macedo's industrial flour assets and $7 million in cash. The exchange resulted in a pre-tax gain of $5 million, which is included in other income (expense) - net for the first quarter of 2004.

Other income (expense) - net also benefited from increases in Bunge's share of earnings from its joint ventures in Argentina and Solae. Solae was formed in the second quarter of 2003.


Income Tax Expense

Bunge's effective tax rate for the first quarter of 2004 was 40%, compared to 38% in the first quarter of 2003. Our estimated effective tax rate for 2004 increased from 2003 due to reduced tax benefits on U.S. export sales and higher taxes payable in various tax jurisdictions.


Total Debt and Cash Flow

Total debt, which includes short-term debt, current maturities of long-term debt and long-term debt, was $4,215 million at March 31, 2004, an increase of $821 million from December 31, 2003 primarily due to higher levels of inventory resulting from the increase in agricultural commodity prices. In addition, readily marketable inventories increased at March 31, 2004 by $1,011 million from December 31, 2003. Higher product prices require more working capital for similar levels of business volume. Total debt is not reduced for the amount of readily marketable inventories we hold. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

Cash flow from operations was negatively affected by higher levels of working capital caused by the 60% increase in soybean prices since mid-2003. This effect is likely to reverse when prices return to historical averages. Cash flow used for operations in the first quarter of 2004 was $720 million, which included the effect of higher agricultural commodity prices of approximately $793 million, as compared to cash flow used for operations for the first quarter of 2003 of $3 million.

                        Additional Financial Information


The following table provides a summary of certain gains and charges that may be of interest to investors. The table includes a description of these items and their effect on income from continuing operations before income taxes and minority interest, net income and earnings per share for the quarters ended March 31, 2004 and 2003.


-------------------------------------------------------------------------------------------------------------------------------
                                          Income From
                                           Continuing
                                       Operations Before
                                        Income Taxes and                             Earnings Per Share
(In millions, except per share data)   Minority Interest         Net Income              Diluted
------------------------------------   -----------------         ----------              -------
                                        2004       2003       2004       2003        2004        2003
                                        ----       ----       ----       ----        ----        ----
Quarter Ended March 31:
   Gain on exchange of
     retail flour business                $5         $-         $3        $ -       $0.03      $    -

   Discontinued operations, net of
     tax                                   -          -          -         (1)          -       (0.01)

                                      ---------- ---------- ---------- ---------- ------------ ----------
      Total                               $5         $-         $3        $(1)      $0.03      $(0.01)
                                      ========== ========== ========== ========== ============ ==========

-------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data and percentages)
(Unaudited)


                                                                   Quarter Ended            Percent
                                                                     March 31,               Change
                                                            -----------------------------   ---------
                                                                2004            2003
                                                            --------------  -------------
Net sales                                                       $5,739          $4,842          19%
Cost of goods sold                                              (5,374)         (4,569)         18%
                                                            --------------  -------------

Gross profit                                                       365             273          34%
Selling, general and administrative expenses                      (178)           (149)         19%
Interest income                                                     16              20         (20)%
Interest expense                                                   (40)            (47)        (15)%
Interest expense on readily marketable inventories                 (12)             (7)         71%
Foreign exchange gains (losses)                                    (16)              7
Other income (expense)-net                                          11               1
                                                            --------------  -------------

Income from continuing operations before income tax and
   minority interest                                               146              98          49%

Income tax expense                                                 (58)            (37)         57%
                                                            --------------  -------------

Income from continuing operations before minority interest          88              61          44%
Minority interest                                                  (18)            (20)        (10)%
                                                            --------------  -------------


Income from continuing operations                                   70              41          71%
Discontinued operations, net of tax (Note 1)                         -              (1)
                                                            --------------  -------------

Net income                                                    $     70        $     40          75%
                                                            ==============  =============

Earnings per common share - basic (Note 2):
Income from continuing operations                             $   0.70        $   0.41          71%


Discontinued operations                                              -           (0.01)
                                                            --------------  -------------
Net income per share - basic                                  $   0.70        $   0.40          75%
                                                            ==============  =============

Earnings per common share - diluted (Note 2):
Income from continuing operations                             $   0.65        $   0.41          59%


Discontinued operations                                              -           (0.01)
                                                            --------------  -------------
                                                              $   0.65        $   0.40
Net income per share - diluted                                                                  63%
                                                            ==============  =============

FOOTNOTES TO CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)


Note 1: In December 2003, Bunge sold its North American bakery business to a third party. Accordingly, the operating results for the disposed division have been reported as discontinued operations for the three months ended March 31, 2003.


Note 2: Earnings per share are calculated on the basis of the following number of common shares outstanding:


                                                                                 Quarter Ended
                                                                                   March 31,
                                                                        ---------------------------------
                                                                             2004             2003
                                                                        ---------------  ----------------
              (In millions, except share data)
              Income from continuing operations - basic                            $70               $41

              Interest on convertible notes, net of tax                              1                 -
                                                                        ---------------  ----------------
              Income from continuing operations - diluted                          $71               $41
                                                                        ===============  ================

              Weighted average number of common shares outstanding:
                Basic                                                      100,016,833        99,585,790
                Effect of dilutive shares:
                -Stock options and awards                                    1,770,441           916,340
                -Convertible notes                                           7,778,425                 -
                                                                        ---------------  ----------------
                Diluted                                                    109,565,699       100,502,130
                                                                        ===============  ================

              Income from continuing operations - per share:
                -Basic                                                           $0.70             $0.41
                                                                        ===============  ================
                -Diluted                                                         $0.65             $0.41
                                                                        ===============  ================


         The calculation of diluted earnings per common share for the three months ended March 31, 2004 includes the 7,778,425 common shares that would be issuable upon conversion of our 3.75% convertible notes due 2022. The convertible notes became convertible as of March 31, 2004. The convertible notes are convertible at the option of the holder into our common shares, among other circumstances, during any calendar quarter in which the closing price of our common shares for at least 20 of the last 30 trading days of the immediately preceding calendar quarter is more than 120% of the conversion price of $32.1402, or approximately $38.57 per share. The closing price condition was satisfied as of March 31, 2004 and the convertible notes may be converted at the option of the holder. The convertible notes will remain convertible until June 30, 2004, unless the closing price condition described above is satisfied again at June 30, 2004, at which point the convertible notes will remain convertible for another calendar quarter.

Note 3: Certain reclassifications were made to the prior period's consolidated financial statements to conform to the 2004 presentation.

CONSOLIDATED SEGMENT INFORMATION SUMMARY TABLE
(In millions, except volumes and percentages)
(Unaudited)

Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.


                                                                    Quarter Ended March 31,
                                                                --------------------------------     Percent
                                                                      2004              2003         Change
                                                                --------------    --------------     ------
Volumes (in thousands of metric tons):
Agribusiness                                                          20,393            19,232            6%
Fertilizer                                                             1,760             1,861           (5)%
  Edible oil products                                                    714               859          (17)%
  Milling products                                                       966               825           17%
  Other (soy ingredients)                                                  -               132         (100)%
                                                                --------------    --------------
Food products total                                                    1,680             1,816           (7)%
                                                                --------------    --------------
           Total                                                      23,833            22,909           4%
                                                                ==============    ==============

Net sales:
Agribusiness                                                          $4,631            $3,802           22%
Fertilizer                                                               366               286           28%
  Edible oil products                                                    542               536            1%
  Milling products                                                       200               172           16%
  Other (soy ingredients)                                                  -                46         (100)%
                                                                --------------    --------------
Food products total                                                      742               754           (2)%
                                                                --------------    --------------
           Total                                                      $5,739            $4,842           19%
                                                                ==============    ==============

Cost of goods sold:
Agribusiness                                                         $(4,425)          $(3,685)          20%
Fertilizer                                                              (281)             (226)          24%
  Edible oil products                                                   (486)             (472)           3%
  Milling products                                                      (182)             (157)          16%
  Other (soy ingredients)                                                  -               (29)        (100)%
                                                                --------------    --------------
Food products total                                                     (668)             (658)           2%
                                                                --------------    --------------
           Total                                                     $(5,374)          $(4,569)          18%
                                                                ==============    ==============

Gross profit:
Agribusiness                                                            $206              $117           76%
Fertilizer                                                                85                60           42%
  Edible oil products                                                     56                64          (13)%
  Milling products                                                        18                15           20%
  Other (soy ingredients)                                                  -                17         (100)%
                                                                --------------    --------------
Food products total                                                       74                96          (23)%
                                                                --------------    --------------
           Total                                                        $365              $273           34%
                                                                ==============    ==============

Selling, general and administrative expenses:
Agribusiness                                                           $(101)            $ (74)          36%
Fertilizer                                                               (31)              (19)          63%
  Edible oil products                                                    (35)              (39)         (10)%
  Milling products                                                       (11)              (10)          10%
  Other (soy ingredients)                                                  -                (7)        (100)%
                                                                --------------    --------------
Food products total                                                      (46)              (56)         (18)%
                                                                --------------    --------------
           Total                                                       $(178)            $(149)          19%
                                                                ==============    ==============

Foreign exchange gain (loss):
Agribusiness                                                             $(5)              $11
Fertilizer                                                               (11)               (2)
  Edible oil products                                                      -                 -
  Milling products                                                         -                 -
  Other (soy ingredients)                                                  -                 1
                                                                --------------    --------------


                                                                    Quarter Ended March 31,
                                                                --------------------------------     Percent
                                                                      2004              2003         Change
                                                                --------------    --------------     ------
Food products total                                                        -                 1
                                                                --------------    --------------
           Total                                                        $(16)              $10
                                                                ==============    ==============


Interest income:
Agribusiness                                                              $2                $3          (33)%
Fertilizer                                                                 9                11          (18)%
  Edible oil products                                                      3                 1          200%
  Milling products                                                         2                 -            -
  Other (soy ingredients)                                                  -                 -            -
                                                                --------------    --------------
Food products total                                                        5                 1          400%
                                                                --------------    --------------
           Total                                                         $16               $15            7%
                                                                ==============    ==============

Interest expense:
Agribusiness                                                            $(30)             $(13)         131%
Fertilizer                                                               (11)              (12)          (8)%
  Edible oil products                                                     (7)               (9)         (22)%
  Milling products                                                        (3)               (2)          50%
  Other (soy ingredients)                                                 -                 (2)        (100)%
                                                                --------------    --------------
Food products total                                                      (10)              (13)         (23)%
                                                                --------------    --------------
           Total                                                        $(51)             $(38)          34%
                                                                ==============    ==============


-------------------------------------------------------------------------------------------------------------
Segment operating profit:
Agribusiness                                                             $72               $44           64%
Fertilizer                                                                41                38            8%
  Edible oil products                                                     17                17            -
  Milling products                                                         6                 3          100%
  Other (soy ingredients)                                                  -                 9         (100)%
                                                                --------------    --------------
           Total(1)                                                     $136              $111           23%
                                                                ==============    ==============

-------------------------------------------------------------------------------------------------------------



----------

Note 1: Total segment operating profit is Bunge's consolidated income from continuing operations before income taxes and minority interest that includes an allocated portion of the foreign exchange gains and losses relating to debt financing operating working capital, including readily marketable inventories. Also included in total segment operating profit is interest income and interest expense attributable to the financing of operating working capital. Total segment operating profit is a financial measure not calculated in accordance with generally accepted accounting principles in the United States, which we refer to as GAAP and is not intended to replace income from continuing operations before income taxes and minority interest, the most directly comparable GAAP measure. Total segment operating profit is a key performance measurement used by Bunge's management to evaluate whether its operating activities cover the financing costs of its business. Bunge believes total segment operating profit is a more complete measure of its operating profitability, since it allocates foreign exchange gains and losses and the cost of debt financing working capital to the appropriate operating segments. Total segment operating profit is not a measure of consolidated operating results under GAAP and should not be considered as an alternative to income from continuing operations before income taxes and minority interest or any other measure of consolidated operating results under GAAP.

Below is a reconciliation of income from continuing operations before income taxes and minority interest to total segment operating profit:


                                                                                                      Three Months
                                                                                                          Ended
                                                                                                         March 31,
                                                                                             -------------------------------
                                                                                                 2004              2003
                                                                                             -------------     -------------
      Income from continuing operations before income taxes and minority interest......          $146              $ 98
      Plus (minus) unallocated expenses--net...........................................          (10)                13
                                                                                              -------           -------
      Total segment operating profit...................................................          $136              $111
                                                                                              =======           =======

Unallocated expenses-net includes interest income, interest expense, foreign exchange gains and losses and other income and expense not directly attributable to our operating segments.


                                                                    Quarter Ended March 31,
                                                                --------------------------------     Percent
                                                                      2004              2003         Change
                                                                --------------    --------------     ------
Income from continuing operations before income tax and
  minority interest:
   Segment operating profit                                             $136              $111
   Unallocated                                                            10               (13)
                                                                --------------    --------------
           Total                                                        $146               $98           49%
                                                                ==============    ==============

Depreciation, depletion and amortization:
Agribusiness                                                             $24               $27          (11)%
Fertilizer                                                                17                12           42%
  Edible oil products                                                      7                 6           17%
  Milling products                                                         3                 4          (25)%
  Other (soy ingredients)                                                  -                 -            -
                                                                --------------    --------------
Food products total                                                       10                10            -
                                                                --------------    --------------
           Total                                                         $51               $49            4%
                                                                ==============    ==============

CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(Unaudited)


                                                                 March 31,         December 31,          March 31,
                                                                   2004               2003                2003
                                                            -----------------  ------------------  ------------------
ASSETS
Cash and cash equivalents                                            $   523              $  489              $  396
Trade accounts receivable                                              1,587               1,495               1,257
Inventories                                                            3,950               2,867               2,387
Other current assets                                                   1,719               1,567               2,098
                                                            -----------------  ------------------  ------------------
   Total current assets                                                7,779               6,418               6,138
Property, plant and equipment, net                                     2,066               2,090               1,712
Goodwill                                                                 145                 148                 131
Investments in affiliates                                                536                 537                  69
Other non-current assets                                                 699                 691                 502
                                                            -----------------  ------------------  ------------------
Total assets                                                         $11,225              $9,884              $8,552
                                                            =================  ==================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                                      $ 1,553               $ 889              $1,178
Current portion of long-term debt                                        331                 128                 305
Trade accounts payable                                                 1,946               1,678               1,217
Other current liabilities                                              1,464               1,242               1,236
                                                            -----------------  ------------------  ------------------
   Total current liabilities                                           5,294               3,937               3,936
Long-term debt                                                         2,331               2,377               1,911
Other non-current liabilities                                            608                 639                 587
Minority interest in subsidiaries                                        564                 554                 510
Shareholders' equity                                                   2,428               2,377               1,608
                                                            -----------------  ------------------  ------------------
Total liabilities and shareholders' equity                           $11,225              $9,884              $8,552
                                                            =================  ==================  ==================

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)


                                                                     Quarter Ended
                                                                       March 31,
                                                              ----------------------------
                                                                   2004           2003
                                                              -------------  -------------
OPERATING ACTIVITIES
Net income                                                             $70            $40
Adjustments to reconcile net income to cash used
  for operating activities:
Minority interest                                                       18             20
Depreciation, depletion and amortization                                51             49
Other - net                                                             13            (73)
Changes in operating assets and liabilities, excluding the
  effects of acquisitions                                             (872)           (39)
                                                              -------------  -------------
Cash used for operating activities                                    (720)            (3)

INVESTING ACTIVITIES
Payments made for capital expenditures                                 (52)           (53)
Business acquisitions, net of cash acquired                             (3)            (5)
Proceeds from disposal of property, plant and equipment                  8              9
                                                              -------------  -------------
Cash used for investing activities                                     (47)           (49)

FINANCING ACTIVITIES
Net change in short-term debt                                          655            (51)
Proceeds from long-term debt                                           315             99
Repayments of long-term debt                                          (160)           (53)
Proceeds from sale of common shares                                      5              6
Dividends paid to shareholders                                         (11)           (10)
Dividends paid to minority interest                                     (1)           (31)
                                                              -------------  -------------
Cash provided by (used for) financing activities                       803            (40)
Effect of exchange rate changes on cash and cash
  equivalents                                                           (2)            18
                                                              -------------  -------------

Net increase (decrease) in cash and cash equivalents                    34            (74)
Cash and cash equivalents, beginning of period                         489            470
                                                              -------------  -------------
Cash and cash equivalents, end of period                              $523           $396
                                                              =============  =============

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



       Date: April 30, 2004                     BUNGE LIMITED


                                                By:/s/ WILLIAM M. WELLS
                                                   -----------------------------
                                                       William M. Wells
                                                       Chief Financial Officer